UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

Commission file number 1-9595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Best Buy Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEST BUY CO., INC.

7601 Penn Avenue South

Richfield, Minnesota  55423

BEST BUY RETIREMENT SAVINGS PLAN

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants in
Best Buy Retirement Savings Plan
Richfield, MN

We have audited the accompanying statements of net assets available for benefits of the Best Buy Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, information regarding the Plan’s net assets available for benefits as of December 31, 2007, and the changes therein for the year then ended and its financial status as of December 31, 2006, and the changes therein for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota

June 27, 2008

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Participant-directed investments — at fair value	$761,127,110	$691,760,939

Receivables:
Participant contributions	2,003,185	—
Employer contributions	1,370,106	—
Interest and dividends receivable	6,565	600,776

Total receivables	3,379,856	600,776

Total assets	764,506,966	692,361,715

LIABILITIES:
Amounts due to brokers for securities purchased	—	1,956,566
Accrued expenses	64,785	—

Total liabilities	64,785	1,956,566

NET ASSETS AVAILABLE FOR BENEFITS
AT FAIR VALUE	764,442,181	690,405,149

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT
VALUE FOR FULLY BENEFIT-RESPONSIVE
INVESTMENT CONTRACTS (Note 2)	1,575,601	841,726

NET ASSETS AVAILABLE FOR BENEFITS	$766,017,782	$691,246,875

See notes to financial statements.

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

ADDITIONS:
Contributions:
Participant	$79,193,215	$61,091,755
Employer	48,820,718	20,910,497
Rollovers	3,065,604	4,823,880

Total contributions	131,079,537	86,826,132

Interest and dividend income	3,229,409	3,674,834
Net realized and unrealized appreciation in fair value of investments (Note 3)	30,027,485	77,578,396

Total additions	164,336,431	168,079,362

DEDUCTIONS:
Benefits paid to participants	86,523,272	63,131,041
Administrative expenses	831,878	2,049,392

Total deductions	87,355,150	65,180,433

NET INCREASE BEFORE PLAN TRANSFERS	76,981,281	102,898,929

NET TRANSFERS OUT OF PLAN (Note 1)	(2,210,374)	—

INCREASE IN NET ASSETS	74,770,907	102,898,929

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	691,246,875	588,347,946

End of year	$766,017,782	$691,246,875

See notes to financial statements.

BEST BUY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.              DESCRIPTION OF THE PLAN

The following description of the Best Buy Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a profit-sharing plan with a “cash or deferred” salary reduction savings arrangement intended to qualify under Internal Revenue Code (the “Code”) § 401(k). Eligible employees of Best Buy Co., Inc. (the “Company”) may participate after reaching the age of 18 and completing a minimum period of service. Employees will begin participation in the Plan the first day of the month coincident with or following the date the eligibility requirements are met. If an employee is scheduled to work at least 32 hours per week, the employee becomes eligible to participate in the Plan upon completion of 60 days of continuous employment. If an employee is scheduled to work fewer than 32 hours per week, the employee becomes eligible upon completion of at least 1,000 hours of service in a 12-month service period. The Rewards Investment and Finance Committee and Rewards Sponsor Committee have been delegated the Company’s fiduciary and/or administrative responsibilities under the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Plan. The members of the Rewards Investment and Finance Committee and Rewards Sponsor Committee are appointed by the Board of Directors of the Company. JPMorgan Chase Bank N.A. serves as the trustee of the Plan. Hewitt Associates, LLP serves as the recordkeeper. The Plan is subject to the provisions of ERISA.

Contributions — Each year, participants may contribute up to 50% of their pretax annual compensation, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 100% of the participant’s eligible contributions that do not exceed 3% of compensation, plus 50% of eligible contributions that exceed 3%, but do not exceed 5% of compensation.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and the Company’s matching contributions into any of the nine different investment funds or into Company stock offered by the Plan.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. Effective January 1, 2007, the Plan was amended to adopt a safe harbor matching contribution provision intended to satisfy Section 401(k)(12)(B) of the Code. This provision provides that the participants’ account balances holding such safe harbor matching contributions will be immediately 100% vested. However, the amendment was not intended to change the current five-year graduated vesting schedule for employer matching contributions made for periods before January 1, 2007. Participants will be

100% vested in their non-safe harbor matching contributions five years from the date of their hire or at the time of death, disability, or retirement, provided the person has reached normal retirement age.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the rate of the prime interest rate plus one percentage point on the first business day of the month in which the loan is processed. Loans require repayment within five years from the loan date, unless the loan is for the purchase of the participant’s primary residence, in which case the repayment term is up to 15 years. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits — On termination of service, a participant generally will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, subject to certain Plan restrictions. Participants may also withdraw some or all of their account balances prior to termination, subject to certain Plan restrictions.

Forfeitures — Forfeited nonvested accounts are used to either reduce Company-matching contributions or to pay Plan expenses in accordance with the provisions of the Plan. The balance of forfeited nonvested accounts at December 31, 2007 and 2006, was $2,237,699 and $5,522, respectively. In 2007 and 2006, administrative expenses of $531,740 and $1,677,752, respectively, were paid with forfeitures. In 2007 and 2006, total forfeitures were $2,763,917 and $3,191,396, respectively.

Plan Merger and Transfer — Effective June 11, 2007, the Plan was amended to address the divestiture of EQ-Life.

Effective July 5, 2007, the Company directed the trustee to transfer to the trustee of EQ-Life’s 401(k) Plan the accrued benefits of the transferred employees under the Company’s 401(k) Plan, an amount of cash (plus the unpaid balance of any participant loans included in such accrued benefits) from the Company’s 401(k) Plan equal in value to its liability for such accrued benefits, and the promissory notes and security agreements related to any such loans.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements and supplemental schedule of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value, except for the investment contract valued at contract value, as disclosed in Note 4, determined as follows: the net asset values for the Artisan Small-Cap Value Fund, Barclays S&P 500 Equity Index Fund, Hotchkis & Wiley Large-Cap Value Fund, JPMorgan Stable Value Fund, Marsico Growth Fund, MFS Institutional International Equity Fund, Morgan Stanley Institutional Small Company Growth Fund, PIMCO Total Return Fund, and Vanguard Balanced Index Fund are determined by the net asset value of the underlying shares. The market value of the Best Buy Co., Inc. Stock Fund is determined by the quoted market price of the underlying shares. Participant loans are valued at their outstanding principal balances, which approximate fair value.

In accordance with Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by the adoption of the FSP.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded as received.

New Accounting Pronouncements — In February 2007, the FASB issued Statement on Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets & Liabilities — Including an amendment of FASB Statement No. 115. SFAS No. 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many financial assets and liabilities. Entities electing the fair value option would be required to recognize changes in fair value in earnings. Entities electing the fair value option are required to distinguish, on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. SFAS No. 159 is effective for the Plan for the year ending December 31, 2008. The Plan is currently evaluating the impact of this standard on its financial statements.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for the Plan for the year ending December 31, 2008. The Plan is currently evaluating the impact of this standard on its financial statements.

Payment of Benefits — Benefits are recorded when paid.

Administrative Expenses — Certain Plan administration costs were paid through forfeited Company-matching contributions.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the Code’s limits.

3.              INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, were as follows:

	2007	2006

Best Buy Co., Inc. Common Stock	$258,449,034	$286,110,880
JPMC Intermediate Bond Fund	86,036,998	65,480,240
MFS Institutional International Equity Fund	75,505,575	50,153,284
Artisan Small-Cap Value Fund	63,202,669	71,004,612
Marsico Growth Fund	60,103,570	41,214,883
Barclays S&P 500 Equity Index Fund	53,551,502	45,160,347
Vanguard Balanced Index Fund	43,186,053	34,052,114

During 2007 and 2006, the Plan’s investments (including gains and losses on investments purchased and sold as well as held during the year) appreciated in value as follows:

	2007	2006

Common stock	$16,907,057	$36,276,557
Registered investment funds	9,449,195	38,029,020
Common/collective funds	3,671,233	3,272,819

Net appreciation in fair value of investments	$30,027,485	$77,578,396

4.              INVESTMENT CONTRACTS

The Plan has a Stable Value Fund that invests in an intermediate investment grade fixed income portfolio paired with fully benefit-responsive investment contracts structured by JPMorgan Investment Management, Inc. (JPMorgan). JPMorgan maintains the contributions in a wrapped fixed income account, and the Stable Value Fund is credited with earnings based on the experience of the underlying investments and charged for administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by JPMorgan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value. For example, the Plan contains a 20% book value corridor that permits up to 20% of the Stable Value Fund to be redeemed in a given year for certain Plan events. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. JPMorgan may not terminate the contract at any amount less than contract value.

The fully benefit-responsive contracts, which are issued by insurance companies and banks, contractually agree to provide principal preservation of participant balances plus earn an interest rate that is specific to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract will track current market yields on a trailing basis. For 2006 the yield calculations were net of investment advisor fees, whereas the 2007 yield computations excluded these fees.

	2007	2006

Average yields:
Based on annualized earnings (1)	6.68%	5.74%
Based on interest rate credited to participants (2)	5.44	5.14

(1)                      Computed by dividing the annualized one-day actual earnings of the underlying investments on the last day of the Plan year by the fair value of the investments on the same date.

(2)                      Computed by dividing the net annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date for 2006. In 2007 the computation used gross annualized one-day earnings.

5.              EXEMPT PARTY-IN-INTEREST TRANSACTIONS

During 2007 and 2006, the Plan’s stock fund had the following transactions related to the Plan sponsor’s common stock:

	2007	2006

Number of common shares purchased	460,619	1,264,704

Cost of common shares purchased	$22,237,432	$63,532,048

Number of common shares sold	1,399,673	1,018,666

Market value of common shares sold	$68,265,937	$25,190,824

Cost of common shares sold	$39,036,667	$56,165,987

Certain Plan investments are shares of mutual funds managed by JP Morgan Chase Bank N.A. JP Morgan Chase Bank N.A. is the trustee of the Plan. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

6.              PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminated, participants would become 100% vested in the Company’s contributions.

7.              TAX STATUS

The IRS has determined and informed the Company by a letter dated August 6, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.              RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006

Net assets available for benefits per the financial statements	$766,017,782	$691,246,875
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,575,601)	(841,726)
JPMorgan Liquidity Fund activity	—	46,731
Deemed loan activity	(173,963)	(143,252)

Net assets available for benefits per Form 5500	$764,268,218	$690,308,628

As of December 31, 2007 and 2006, the following is a reconciliation of changes in net assets available for Plan benefits as presented in these financial statements and Form 5500:

	2007	2006

Increase in net assets per statement of changes in net assets available for plan benefits	$74,770,907	$102,898,929
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(733,875)	(841,726)
Deemed loan activity	(30,711)	(58,968)
JPMorgan Liquidity Fund activity	(46,731)	46,731

Net income — per Form 5500	$73,959,590	$102,044,966

******

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT
TO THE REQUIREMENTS OF FORM 5500

BEST BUY RETIREMENT SAVINGS PLAN

(Plan Number 002)

(Employer Identification Number 41-0907483)

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

	Description of Investment	Current Value

	REGISTERED INVESTMENT COMPANIES:
	Artisan Small-Cap Value Fund	$63,202,669
	Barclays S&P 500 Equity Index Fund	53,551,502
	PIMCO Total Return Fund	31,936,545
	Hotchkis & Wiley Large-Cap Value Fund	33,673,399
	Marsico Growth Fund	60,103,570
	MFS Institutional International Equity Fund	75,505,575
	Morgan Stanley Institutional Small Company Growth Fund	28,108,973
	Vanguard Balanced Index Fund	43,186,053

	Total registered investment companies	389,268,286

	BEST BUY CO., INC. STOCK FUND:
*	Best Buy Co., Inc. Common Stock	258,449,034
*	JPMorgan Domestic Liquidity Variable Rate, maturity date December 31, 2049	6,565

	Total Best Buy Co., Inc. Stock Fund	258,455,599

	SYNTHETIC INVESTMENT CONTRACT — JPMorgan:
*	JPMorgan Wrapper Value, 5.4%
*	Liquidity Fund, 5.4%	5,567,452
	U.S. Treasury Note, 4.6%, February 29, 2008	50,123
	U.S. Treasury Note, 4.6%, March 31, 2008	25,084
	U.S. Treasury Note, 4.9%, June 30, 2009	66,665
*	JPMC Intermediate Bond Fund	86,036,998

	Total synthetic investment contract	91,746,322

*	PARTICIPANT PROMISSORY NOTES LOANS, 5.0%—11.5% interest rate range and maturity dates range from January 4, 2008 to October 21, 2022	21,656,903

		$761,127,110

*                             Denotes party-in-interest.

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

Best Buy Retirement Savings Plan

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Best Buy Retirement Savings Plan

Date: June 30, 2008	/s/ Susan S. Grafton
Susan S. Grafton
Vice President, Controller and Chief Accounting Officer